Exhibit 99.3

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

WeRide Inc.

文 遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on March 13, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of WeRide Inc. (the “Company”) dated February 6, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the Company will be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on March 13, 2026 at 11:00 a.m. (Beijing time) (or shortly after the Class B Meeting is concluded) for the purposes of considering and, if thought fit, passing the following resolutions (the “Proposed Resolutions”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in part A of Appendix I to the Circular, by incorporating the Class-Based Resolution and the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles of Association;

2.	as a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in part B of Appendix I to the Circular, by incorporating the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles of Association;

*	For identification purpose only

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

3.	as an ordinary resolution, THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue or deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) and to sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury Shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury Shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any share options granted or to be granted pursuant to the 2018 Share Plan, the 2026 Share Plan (if adopted) or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted share units granted or to be granted pursuant to the 2018 Share Plan or the 2026 Share Plan (if adopted);

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury that are held as treasury Shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding treasury Shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

4.	as an ordinary resolution, THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, provided that the total number of Class A Ordinary Shares and/or ADSs that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding treasury Shares) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of Class A Ordinary Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and any Class A Ordinary Shares out of treasury that are held as treasury Shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding treasury Shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution);

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

6.	as an ordinary resolution, THAT the 2026 Share Plan, a summary of the principal terms of which is set out in Appendix III to the Circular, be and is hereby approved and adopted, and the Administrator be and is hereby authorized to do all such acts and execute all such documents and he may deem necessary or expedient in order to give full effect to the implementation of the 2026 Share Plan;

7.	as an ordinary resolution, THAT the Plan Limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to eligible Participants be and is hereby approved and adopted; and

8.	as an ordinary resolution, THAT the Consultant Sub-limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to Consultants be and is hereby approved and adopted.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on February 9, 2026 (Hong Kong time) as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Shares on the Company’s register of members as of the Share Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of ADSs as of the close of business on February 9, 2026 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the Class A Ordinary Shares underlying the ADSs must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

In order to be eligible to attend and vote at the EGM, persons who hold the Class A Ordinary Shares and/or Class B Ordinary Shares directly on the Company’s Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s principal share registrar in the Cayman Islands, International Corporation Services Ltd., at P.O. Box 472, Harbour Place, 2nd Floor, North Wing, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, before 4:30 p.m. on Sunday, February 8, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong); and persons who hold the Class A Ordinary Shares directly on the Company’s Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, within the same period (i.e., before 4:30 p.m. on Monday, February 9, 2026, Hong Kong time). All persons who are registered holders of the Shares on the Share Record Date will be entitled to attend and vote at the EGM.

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

ATTENDING THE EGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to directly instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at https://ir.weride.ai.

Holders of record of the Shares on the Company’s register of members as of the Share Record Date are entitled to attend the EGM in person or by proxy. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or send your voting instructions to Deutsche Bank Trust Company Americas or to your bank, brokerage or other securities intermediary, as the case may be (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for the EGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on March 4, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

By order of the Board WeRide Inc. Dr. Tony Xu Han Chairman of the Board, Executive Director and Chief Executive Officer

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NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Headquarters and Principal Place of
Business in the PRC:

21st Floor, Tower A
Guanzhou Life Science Innovation Center
No. 51 Luoxuan Road
Guangzhou International Biotech Island
Guangzhou
Guangdong Province
PRC

Registered Office: P.O. Box 472 Harbour Place, 2nd Floor North Wing 103 South Church Street George Town Grand Cayman KY1-1106 Cayman Islands

February 6, 2026

As at the date of this notice, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fancheong Chan as independent non-executive Directors.

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